SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                                Amendment No. 1

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
                 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              Concord Fabrics Inc.
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                            (Name of Subject Company)

                              Concord Fabrics Inc.
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                      (Name of Person(s) Filing Statement)

                      Class A Common Stock, $.50 par value
                      Class B Common Stock, $.50 par value
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                         (Title of Class of Securities)

                         Class A Common Stock: 206219206
                         Class B Common Stock: 206219305
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                      (CUSIP Number of Class of Securities)

                            Peter A. Eisenberg, Esq.
                                 Bryan Cave LLP
                       245 Park Avenue, New York, NY 10167
                                 (212) 692-1800
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                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
           Communication on Behalf of the Person(s) Filing Statement)

      This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 relating to the offer by Concord Merger Corp., a Delaware corporation ("Merger Corp."), to purchase all of the outstanding shares of Class A Common Stock, par value $.50 per share, and Class B Common Stock, par value $.50 per share, of Concord Fabrics Inc., a Delaware corporation (the "Company") not owned by Merger Corp., on July 29, 1999, at a price of $7.875 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in Merger Corp.'s Offer to Purchase dated August 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), and Merger Corp.'s Supplement to Offer to Purchase, dated August 31, 1999 (the "Supplement to Offer to Purchase") a copy of which is attached hereto as Exhibits (a)(3). Merger Corp. is an affiliate of the Company.

Item 3. Identity and Background.

      (a) The person filing this statement is Concord Fabrics Inc., a Delaware corporation the Company's business address is 1359 Broadway, New York, NY 10018.

      (b) The information set forth in the "Introduction", "The Tender Offer -
7. Certain Information Concerning Purchaser", "Special Factors - 1. Background of the Offer; Contacts with the Company", "Special Factors - 2. The Offer and Merger; Merger Agreement", and "Special Factors - 3. Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase and the Supplement to Offer to Purchase is incorporated herein by reference.

Item 9. Material to Be Filed as Exhibits.

      (a)(1) Form of Offer to Purchase for Cash All Outstanding Shares of Class A and Class B Common Stock of Concord Fabrics Inc., at $7.875 Net Per Share by Concord Merger Corp., dated August 4, 1999.**

      (a)(2) Form of Letter of Transmittal, dated August 4, 1999.**

      (a)(3) Form of Supplement to Offer to Purchase for Cash All Outstanding Shares of Class A and Class B Common Stock of Concord Fabrics Inc., at $7.875 Net Per Share by Concord Merger Corp., dated August 31, 1999.

      (a)(4) Form of Letter of Transmittal, dated August 31, 1999.

      (b) Not applicable.

      (c) Form of Agreement and Plan of Merger, dated as of July 29, 1999 between Purchaser and the Company.**

**Previously filed as exhibits to the Solicitation/Recommendation Statement on
Schedule 14D-9 filed by Merger Corp. on August 5, 1999.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                August 31, 1999
                                     -------------------------------------
                                                     (Date)


                                              CONCORD FABRICS INC.

                                     By: /s/ Earl Kramer
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                                                  (Signature)


                                                   President
                                     -------------------------------------
                                                (Name and Title)